UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 5, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Oncothyreon Inc.

File No. 1-33882 - CF#23419

_____

Oncothyreon Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.44 and 10.45 to a Form 10-K filed on March 30, 2009. Exhibit 10.44 was subsequently refiled with fewer redactions as Exhibit 10.1 to the Oncothyreon Inc. Form 10-Q filed on May 15, 2009.

Based on representations by Oncothyreon Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.44 (as refiled with fewer redactions as Exhibit 10.1 to Form 10-Q filed May 15, 2009)   through March 27, 2019

Exhibit 10.45   through March 27, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel